MEDIANET GROUP TECHNOLOGIES, INC.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486
(561) 417-1500

January 17, 2012

VIA EDGAR

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	MediaNet Group Technologies, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed March 30, 2011
Current Report on Form 8-K
Filed March 2, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2010
Filed March 30, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-49801

Dear Mr. Mew:

We are responding to the staff’s January 13, 2012 comment letter (the “Letter”). For the staff’s reference, we have included each comment in the Letter followed by our response.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 57

1. We note your response to comment two in our letter dated January 6, 2012. Please confirm that you will disclose in future filings your intention to deed free and clear title to each parcel of land to any Business Associate who meets the goals that will be specifically determined, published and announced to the entire Business Associate network during 2012. In your response to this comment, please provide us with your proposed disclosure.

Response:

We confirm that we will disclose in future filings our intention to deed free and clear title to each parcel of land to any Business Associate who meets the goals that will be specifically determined, published and announced to the entire Business Associate network during 2012.

The relevant portion of our proposed disclosure reads as follows:

“The primary purpose of the Cayman Property Rights, which consists of a purchase deed with respect to 15 lots in the Cayman Islands, is to reward the highest performing DubLi’s Business Associates upon completion of certain performance objectives which the Company has not yet defined.  The Company plans to create the bonus award program after it receives title to the land and defines the bonus objectives sometime during 2012 after which time we will publish and announce the program to the entire Business Associate Network.  Such bonus awards when earned by Business Associates will be expensed as commissions when earned and then deeded to the Business Associate with free and clear title.”

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If you require any additional information, kindly contact our United States legal counsel, Leslie J. Croland with Edwards Wildman Palmer LLP at (561) 833-7700.

Sincerely,

Mark L. Mroczkowski
Chief Financial Officer

Cc:	Catherine T. Brown, Staff Attorney
Leslie J. Croland, P.A.